

February 20, 2020

Bruce C. Cozadd
Chairman and Chief Executive Officer
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4
Ireland D04 E5W7

  Re: Jazz Pharmaceuticals plc
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 26, 2019
    File No. 001-33500

Dear Mr. Cozadd:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences